May 14, 2019

Timothy Pennington
Chief Financial Officer
Millicom International Cellular SA
2, Rue du Fort Bourbon
L-1249 Luxembourg
Grand Duchy of Luxembourg

       Re: Millicom International Cellular S.A.
           Draft Registration Statement on Form F-1
           Filed on May 6, 2019
           CIK No. 0000912958

Dear Mr. Pennington:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415, with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Telecommunications
cc:    John Meade